

Mail Stop 3561

January 13, 2010

Mr. Xinyu Peng
China Recycling Energy Corporation
Suite 909, Tower B, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re: China Recycling Energy Corporation**
> **Item 4.01 Form 8-K**
> **Filed August 18, 2009**
> **File No. 0-12536**

Dear Mr. Xinyu Peng:

We have reviewed your response letter dated January 6, 2010 to our comment letter dated August 20, 2009 and have the following comments. We think you should file an amended Form 8-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed August 18, 2009

1.   It appears that your disclosures are inconsistent or incomplete when compared to the information provided in your response letter and the disclosures in Item 4.01 of Form 8-K filed May 11, 2009 and Item 8.01 of Form 8-K filed August 11, 2009 (hereinafter referred to, together with Item 4.01 Form 8-K filed August 18, 2009, as the "Form 8-K current reports"). As such, we believe that you should clarify your disclosures to describe all of the events related to the change in and disagreements with accountants on accounting and financial disclosure and to

comply with the disclosure requirements of Item 304 of Regulation S-K. Specifically, please:

o Disclose that you engaged Deloitte and dismissed GPKM on August 5, 2009, and that the decision to change accountants was approved by the board of directors or your audit or similar committee of the board of directors.

o Disclose that the current report filed on August 11, 2009 announcing the delayed engagement of Deloitte until after the filing of your quarterly report on Form 10-Q for the quarter ended June 30, 2009 was filed under Item 8.01 of Form 8-K.

o Disclose the impact of your decision to delay the engagement of Deloitte on the dismissal of GPKM. For example, if the decision to delay the engagement of Deloitte also delayed the dismissal of GPKM until GPKM completed its review of your interim financial statements included in Form 10-Q for the quarter ended June 30, 2009, please disclose that fact.

o Revise your disclosure regarding the August 12, 2009 letter received from Deloitte to clarify that (i) Deloitte concluded that the firm had been dismissed because your decision to use the services of GPKM through the filing of the June 30, 2009 Form 10-Q was inconsistent with the terms of the Deloitte engagement letter of May 5, 2009 and (ii) you decided to accept Deloitte's interpretation that it had been dismissed. Also revise to clarify whether your decision to accept Deloitte's interpretation that it had been dismissed was approved by the board of directors or your audit or similar committee of the board of directors.

o Revise your disclosure regarding the approval of the engagement of GPKM by the board of directors on August 13, 2009. It appears that this disclosure is inconsistent with the statement in your response to comment one in our letter dated August 20, 2009 that you decided to reaffirm your relationship with GPKM on August 12, 2009. Also, clarify whether or not you dismissed and engaged GPKM and the dates thereof or whether you continued the engagement of GPKM after you received the August 12, 2009 letter from Deloitte and the date thereof. In addition, clarify whether your decision to dismiss and engage GPKM or continue the engagement of GPKM was approved by the board of directors or your audit or similar committee of the board of directors.

   o Revise your disclosure in the third paragraph to clarify whether or not there were any disagreements, as defined in paragraph 4 of the instructions to Item 304 of Regulation S-K, regarding the accounting issues identified by Deloitte and under discussion when the firm concluded that it had been dismissed. If there were any disagreements regarding the accounting issues expand your description of each of the accounting issues and the disagreements, including the differences of opinion and disclose that the issues were not resolved to Deloitte's satisfaction as of the date Deloitte concluded that the firm had been dismissed. Otherwise, clearly state that there were no disagreements regarding the accounting issues identified by Deloitte because the issues were under discussion when the firm concluded that it had been dismissed.

   o Disclose that the accounting issues identified by Deloitte were the subject of on-going discussions between you, Deloitte and GPKM. In addition, briefly describe the views of GPKM regarding each of the accounting issues and request GPKM to review the disclosure required by Item 304(a) and provide GPKM the opportunity to furnish a letter in accordance with paragraph (D) of Item 304(a)(2) of Regulation S-K, or tell us why you believe the disclosures in Item (a)(2) of Regulation S-K are not required. Please file any letter received from GPKM as an exhibit to your amended filing.

   o File an updated letter from Deloitte stating whether the firm agrees with the statements made in your amended filing and, if not, stating the respects in which the firm does not agree.

2. We understand that you restated previously issued financial statements for the fourth and fifth accounting issues disclosed in the filing pursuant to Item 304(a)(1)(iv) of Regulation S-K. Please tell us in more detail how you resolved the other three accounting issues and why your accounting for each matter complies with GAAP citing relevant authoritative literature. Please also tell us why you believe you are not required to provide the disclosures required by Item 304(b) of Regulation S-K. Otherwise, provide the required disclosures. In any event, please tell us the effects on your interim and annual financial statements had you followed the accounting that Deloitte apparently would have concluded was required.

3. We note that the representations requested in connection with the response to our comment letter dated August 20, 2009 were provided by your legal counsel on page 4 of your response letter dated January 6, 2010. Please provide the requested representations from a duly authorized representative of China Recycling Energy Corporation.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows at 202-551-3322 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief

cc: Thomas Wardell, Esq.
        McKenna Long & Aldridge LLP